Mail Stop 4561

July 31, 2007

Ms. Martha L. Long
Senior Vice President
Shelter Properties VII
55 Beattie Place
PO Box 1089
Greenville, SC   29602

>   **Re: Shelter Properties VII**
>   **Form 10-KSB for the years ended December 31, 2006**
>   **Filed March 23, 2007**
>   **File No. 000-14369**

Dear Ms. Long:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Statements of Operations

1.   We note that you have included casualty gains in revenues in your statements of operations. In future filings please present casualty gains as other non-operating income since these gains were not earned from your company's ongoing major or central operations.

Note A – Organization and Summary of Significant Accounting Policies

Allocation of Cash Distributions

2.   We note that you have presented net cash from operations, a non-GAAP liquidity
        measure which you define as revenue received less operating expenses paid,
        adjusted for certain specified items which primarily include mortgage payments
        on debt, property improvements and replacements not previously reserved, and
        the effects of other adjustments to reserves including reserve amounts deemed
        necessary by the Corporate General Partner. We also note that you have
        reconciled this measure to net cash provided in operating activities. However, it
        is not appropriate to present non-GAAP financial measures in the accompanying
        notes to the financial statements. In future filings please remove the measure, net
        cash from operations, from the footnotes pursuant to Item 10(h)(ii)(C) of
        Regulation S-B.

                                            ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filings; and

   • the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant